Exhibit 1.01

Lantheus Holdings, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2022

Lantheus Holdings, Inc. (together with its subsidiaries, the “Company” or “we”) is filing this Conflict Minerals Report for the 2022 calendar year (this “Report”) in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Rule”). The Rule imposes certain due diligence and reporting obligations on public companies that manufacture (or contract to manufacture) any products for which columbite-tantalite (coltan), cassiterite, gold, wolframite and their derivatives limited to tantalum, tin, gold and tungsten (“conflict minerals”) are necessary to the functionality or production of those products (conflict minerals meeting these criteria are referred to as “necessary conflict minerals”). The Rule generally imposes heightened due diligence and reporting obligations if a public company knows or has reason to believe that those necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo or any of the adjoining countries (collectively, the “Covered Countries”). The date of filing of this Report is May 31, 2023.

Overview

We are committed to improving patient outcomes through diagnostics, radiotherapeutics and artificial intelligence solutions that enable clinicians to Find, Fight and Follow disease.

We do not purchase necessary conflict minerals from any mines, smelters or refiners directly. Rather, there are several layers of indirect suppliers in the supply chain between us and the original sources of necessary conflict minerals. As a result, we rely on our direct suppliers of products, materials and components to provide information about the source and chain of custody of necessary conflict minerals.

We do not seek to embargo the responsible sourcing of conflict minerals from the Covered Countries.

Conflict Minerals Policy

We maintain a conflict minerals policy (the “Conflict Minerals Policy”). The Conflict Minerals Policy is publicly available at https://investor.lantheus.com/corporate-governance/documents-charters. The Conflict Minerals Policy indicates that suppliers are expected to:

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familiarize themselves with the Rule and Conflict Minerals Policy, implement policies and systems that are consistent with the Rule and Conflict Minerals Policy and require their direct and indirect suppliers to do the same;

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implement procedures to trace conflict minerals at least to the smelter or refiner level (working with their direct and indirect suppliers as applicable) and provide the Company with proper verification of the country of origin and source of the materials used in the products, materials or components supplied to the Company;

•	respond to the Company’s survey requests and other inquiries in a timely manner and with full disclosure following the specific instructions provided;

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at the Company’s request, provide the Company with written certifications and other information concerning the origin of conflict minerals included in products, materials and components supplied to the Company, and require their direct and indirect suppliers to do the same; and

•	where reasonably possible, source conflict minerals from smelters and refiners validated as conflict free, and require their direct and indirect suppliers to do the same.

Reasonable Country of Origin Inquiry

We are knowledgeable about the design, manufacture and composition of our commercial products, given our involvement in the original research and development of, technology transfers relating to, and/or the testing and/or manufacture of, those products. As such, our supply chain and manufacturing teams and other subject matter experts within the Company, in consultation with their counterparts at relevant suppliers, as appropriate, analyzed our commercial offerings on a product-by-product basis, including by examining product, material and component lists, specifications and other supply chain and quality information and data, to identify whether any of the products that we manufactured (or contracted to manufacture) during calendar year 2022 contained (or were reasonably likely to contain) any conflict minerals.

This team identified a small number of our products that contained (or were reasonably likely to contain) small amounts of conflict minerals and confirmed that those conflict minerals were necessary conflict minerals. With this information, the team identified those direct suppliers that supplied materials containing (or reasonably likely to contain) necessary conflict minerals. In accordance with the Rule, we initiated in good faith a reasonable country of origin inquiry, as described below, with those direct suppliers to determine whether the necessary conflict minerals in the materials supplied to us actually or may have originated in the Covered Countries and/or actually or may have originated from recycled or scrap sources.

Due Diligence Measures

Design Framework

We utilize due diligence measures for conflict minerals that are designed to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-Operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum, Tungsten and the Supplement on Gold (Third Edition)(the “OECD Due Diligence Guidance”), specifically as it relates to “downstream companies,” like us, that are far removed in the supply chain from smelters, refiners, mines or other points of origins of conflict minerals.

Diligence Program

In furtherance of our conflict minerals due diligence, we performed the due diligence measures discussed below for 2022.

Company Management Systems

We took a number of steps described in the OECD Due Diligence Guidance to maintain strong company management systems.

As noted earlier, we have a Conflict Minerals Policy. We have assembled a cross-functional team comprised of representatives from senior management and the procurement, supply chain, manufacturing, technical development and legal functions to implement, execute and refine our conflict minerals compliance process. This team is responsible for establishing and implementing our Conflict Minerals Policy and the risk-based due diligence contemplated by that policy and legal requirements. Members of this team provide periodic updates to senior management regarding the status of due diligence and compliance efforts.

In general, we engage with suppliers through our supplier onboarding process, supplier quality agreements and quality systems assessments. Most of our contracts with direct suppliers, however, have been in force for many years and historically did not require the supplier to provide us with information regarding the origin of conflict minerals. As we renew existing contracts, or enter into new contracts, with suppliers for products, materials and components that may contain necessary conflict minerals, we seek to contractually require those suppliers to investigate upstream suppliers and sources and provide us information about the source and chain of custody of necessary conflict minerals present in the products, materials and components they supply to us. In the absence of appropriate and effective flow-down provisions, we rely on the voluntary and timely cooperation of our direct suppliers to provide the necessary information on the origin of necessary conflict minerals.

As a way to facilitate transparency and dialogue with our personnel and other stakeholders, we have a dedicated telephone hotline that provides a mechanism for anyone to anonymously report compliance and other complaints, including any concerns related to the conflict minerals supply chain. The telephone hotline number is 1-877-472-6272 (U.S. callers) or 1-503-747-1848 (international callers).

Identification and Assessment of Supply Chain Risk

As discussed under the heading “Reasonable Country of Origin Inquiry” above, we identified those of our specific products that contain (or were reasonably likely to contain) necessary conflict minerals. As we do not have direct relationships with original sources of those necessary conflict minerals, we requested the direct suppliers of materials containing those necessary conflict minerals to complete the Conflict Minerals Reporting Template developed by the Responsible Minerals Initiative in order to help identify the sources of, and chain of custody for, those necessary conflict minerals.

Response to Identified Risks

We implemented a supplier outreach process, tasking our procurement personnel who have the most relevant relationships with these direct suppliers to pursue and review responses provided by those direct suppliers. To the extent supplier responses were incomplete or inconsistent, we conducted further inquiries with those suppliers. Our relative location within the supply chain, several tiers removed from the extraction, transport and refinement of ore and other sources of necessary conflict minerals, makes it difficult for us to trace these minerals back to their country of origin. We are dependent on our direct suppliers, their own due diligence processes and their responsiveness and engagement for this purpose.

Smelter Audits

Because we do not have a direct relationship with smelters or refiners that process conflict minerals, we do not perform or direct audits of these entities within our supply chain. We use and rely on independent third party audits of smelters and refiners as part of our due diligence.

Report on Supply Chain Due Diligence

We have filed a Form SD and this Report with the Securities and Exchange Commission and made copies of the Form SD and this Report available on our website at www.lantheus.com.

Due Diligence Results

As discussed above, we do not purchase necessary conflict minerals from any miner, smelters or refiners. Rather, there are several layers of indirect suppliers in the supply chain between us and the original sources of necessary conflict minerals. As a result, we rely on our direct suppliers of products, materials and components to investigate and provide information about the source and chain of custody of necessary conflict minerals.

Based on results of our supplier survey and other information and representations provided by our suppliers, we have determined that the necessary conflict minerals incorporated into one of our products originated solely from recycled or scrap resources. For our other two products that incorporate necessary conflict minerals, we were not able to determine the source of the necessary conflict minerals in the products. However, our relevant supplier has been informed by its supplier that the supplier does not knowingly source, directly or indirectly from its own suppliers, any of those necessary conflict minerals from sources in the Covered Countries that finance or benefit armed conflict in the Covered Countries.

Additional Risk Mitigation

Our due diligence program is and will continue to be refined through an iterative process, and our progress is expected to be incremental over time. We plan to take steps to improve our due diligence processes and work toward further mitigating the risk that the necessary conflict minerals in our products could finance or benefit armed groups in the Covered Countries. As mentioned above, we also plan to contractually require new suppliers to investigate upstream suppliers and sources and provide us information about the source and chain of custody of necessary conflict minerals present in the products, materials and components they supply to us.

Safe Harbor for Forward-Looking and Cautionary Statements

This report contains “forward-looking statements” as defined under U.S. federal securities laws, including statements about future events. Forward-looking statements may be identified by their use of terms such as anticipate, believe, confident, could, estimate, expect, intend, may, plan, predict, project, target, will and other similar terms. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to materially differ from those described in the forward-looking statements. Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

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